United Insurance Holdings Corp.
800 2nd Avenue South
St. Petersburg, Florida 33701
June 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Julia Griffith

United Insurance Holdings Corp.
Registration Statement on Form S-3
(File No. 333-256825)

Dear Ms. Griffith:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 3:00 p.m. (Eastern Time) on June 17, 2021 or as soon as practicable thereafter.

Please contact Eric T. Juergens at (212) 909-6301 or etjuergens@debevoise.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

United Insurance Holdings Corp.

By: /s/ R. Daniel Peed             Name: R. Daniel Peed
Title: Chief Executive Officer

cc: Brooke Adler, Esq.
United Insurance Holdings Corp.
Eric T. Juergens, Esq.
Debevoise & Plimpton LLP